SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 40% CUTS AT BUDAPEST
AS HOCHTIEF FAILS TO OFFER COMPETITIVE COSTS

10 ROUTES, 800,000 PASSENGERS & 800 JOBS LOST AT BUDAPEST AIRPORT

Ryanair, Europe's only ultra-low cost airline, today (22 Nov) announced 40% cuts at its Budapest base with the closure of 10 routes and loss of over 280 weekly flights from 10 Jan 2013 after the Hochtief-run airport increased charges, refused to provide efficient facilities and failed to offer a competitive cost base for future growth offered by Ryanair.  Ryanair's Budapest traffic will fall by 800,000 pax p.a. (from 2m to 1.2m pax) leading to the loss of up to 800 "on-site" jobs*.

Hochtief's failure to agree a long term growth deal with Europe's largest airline is further proof that Budapest Airport has no interest growing Hungarian tourism, traffic and jobs as it repeatedly increases charges even as its traffic declines.  This was confirmed by Patrick Bohl (Budapest Airport) who recently admitted that 'budget airline' passengers pay more than Malev transfer passengers, with Budapest enjoying "probably the best recovery any airport has seen when they lost a national carrier."

These Budapest cuts (effective 10 Jan 2013) will include:

• 5 to 3 based aircraft
• 30 routes to 20 (down 33%).
• From over 280 weekly flights to less than 170 (down 40%).
• 2m to 1.2m pax p.a (down 40%).
• Frequency cuts on 9 of 20 other routes
• The loss of 800,000 pax p.a. and 800 "on-site" jobs at Budapest Airport.

Ryanair regrets these cuts and confirms that they can be reversed if a competitive cost offer and efficient facilities become available at Budapest Airport.

In Budapest today Michael O'Leary said:

"Ryanair regrets Hochtief Budapest Airport's decision to increase charges, impose inefficient facilities and reject our proposals for a competitive growth offer which would have allowed Ryanair to grow traffic and routes at Budapest.

Ryanair will now switch 2 aircraft from Budapest with the loss of 10 routes, reductions on 9 others and the loss of 110 weekly flights. Sadly, 800,000 passengers p.a. and over 800 jobs will be lost by Budapest to other airports elsewhere in Europe, where Ryanair will continue to grow.

With 1.2m passengers and 20 routes, Ryanair will remain one of the 2 largest airlines operating at Budapest, but Hochtief cannot continue to ignore the competitive marketplace, where airports all over Europe have been reducing costs and offering efficient facilities in return for traffic growth.  We hope there is a way to reverse these cuts to ensure further Ryanair growth at Budapest."

RYANAIR'S BUDAPEST ROUTE CANCELLATIONS

1 Baden	6 Lubeck
2 Birmingham	7 Malaga
3 Bologna	8 Munich
4 Dusseldorf	9 Oslo
5 Krakow	10 Thessaloniki

* Per ACI statistics

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 November, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary